Exhibit (a)(1)(A)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

BREEZE-EASTERN CORPORATION

at

$19.61 NET PER SHARE

by

HOOK ACQUISITION SUB INC.

an indirect wholly owned subsidiary of

TRANSDIGM GROUP INCORPORATED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, AT THE END OF THE DAY ON THURSDAY, DECEMBER 31, 2015, UNLESS

THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of November 18, 2015 (the “Merger Agreement”), by and among TransDigm Group Incorporated, a Delaware corporation (“TransDigm”), Hook Acquisition Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of TransDigm (“Purchaser”), and Breeze-Eastern Corporation, a Delaware corporation (“Breeze-Eastern”). Purchaser is offering to purchase (the “Offer”) all outstanding shares of common stock of Breeze-Eastern, par value $0.01 per share (the “Shares”), at a price of $19.61 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”).

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as defined below). The Offer is not subject to any financing condition. The term “Minimum Tender Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer, together with the Shares then owned by TransDigm and its subsidiaries (including Purchaser), represents at least a majority of the then outstanding Shares on a fully diluted basis. The Offer is also subject to other important conditions set forth in this Offer to Purchase, as described in Section 15—“Certain Conditions of the Offer.”

The Board of Directors of Breeze-Eastern (the “Breeze-Eastern Board”) unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are advisable and fair to, and in the best interests of, Breeze-Eastern and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that Breeze-Eastern’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

A description of the reasons for the Breeze-Eastern Board’s approval of the Offer and the Merger is set forth in Breeze-Eastern’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Breeze-Eastern’s stockholders together with this Offer to Purchase. Breeze-Eastern’s stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase.

IMPORTANT

Any stockholder of Breeze-Eastern wishing to tender all or a portion of that stockholder’s Shares in the Offer must (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents (as described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) to the Depositary (as defined below) together with certificates representing the Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (iii) request that stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for that stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if that stockholder wishes to tender his, her or its Shares.

Questions and requests for assistance may be directed to the Information Agent (as defined below) at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may also be obtained from the Information Agent at Purchaser’s expense. A stockholder may also contact his, her or its broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

The date of this Offer to Purchase is December 3, 2015

SUMMARY TERM SHEET

Below are some of the questions that you as a holder of shares of common stock, par value $0.01 per share (the “Shares”), of Breeze-Eastern Corporation (“Breeze-Eastern”) may have regarding the Offer and answers to those questions. The answers to these questions do not contain all of the information that may be relevant to your decision whether to tender your Shares. TransDigm Group Incorporated (“TransDigm”) and Hook Acquisition Sub Inc. (“Purchaser” and together with TransDigm, “we,” “us” or “our”) urge you to read carefully the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

Who is offering to buy my Shares?

The Offer is being made by Purchaser, an indirect wholly owned subsidiary of TransDigm. TransDigm, through its wholly-owned subsidiaries, is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Major product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include mechanical/electro-mechanical actuators and controls, ignition systems and engine technology, specialized pumps and valves, power conditioning devices, specialized AC/DC electric motors and generators, NiCad batteries and chargers, engineered latching and locking devices, rods and locking devices, engineered connectors and elastomers, cockpit security components and systems, specialized cockpit displays, aircraft audio systems, specialized lavatory components, seatbelts and safety restraints, engineered interior surfaces and related components, lighting and control technology, military personnel parachutes and cargo loading, handling and delivery systems.

How much is Purchaser offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $19.61 per Share, net to you in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase, the related Letter of Transmittal and the Merger Agreement. If you are the record owner of your Shares and you tender your Shares to us in the Offer directly, you will not have to pay any brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and that person tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” section of this Offer to Purchase.

Why is Purchaser making this Offer?

The purpose of the Offer is for TransDigm to acquire control of Breeze-Eastern and ultimately all of the outstanding Shares of Breeze-Eastern. The Offer, as the first step in the acquisition of Breeze-Eastern, is intended to facilitate the acquisition of Breeze-Eastern as promptly as practicable. If the Offer is completed, in accordance with the terms and subject to the conditions set forth in the Merger Agreement, TransDigm expects to complete the merger of Purchaser with and into Breeze-Eastern (the “Merger”) as soon as practicable pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote of Breeze-Eastern’s stockholders. The purpose of the Merger is to acquire all of the issued and outstanding Shares not tendered pursuant to the Offer. Pursuant to the Merger Agreement, each remaining issued and outstanding Share (other than Shares owned by TransDigm, Purchaser, Breeze-Eastern or any of their respective subsidiaries or held by Breeze-Eastern stockholders properly exercising their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive an amount equal to the Offer Price. For more information, see Section 13—“Purpose of the Offer and Plans for Breeze-Eastern; No Stockholder Approval; Appraisal Rights.”

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Does Purchaser have the financial resources to complete the Offer and the Merger?

Under the Merger Agreement, TransDigm must provide Purchaser with sufficient funds necessary for Purchaser to consummate the Offer and the Merger. TransDigm intends to provide Purchaser with the necessary funds from cash on hand. We estimate that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger, including payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, will be approximately $207.8 million. The Offer is not subject to any financing condition. See Section 10—“Source and Amount of Funds.”

Is TransDigm’s financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think TransDigm’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition;

•	the Offer is for all outstanding Shares and is being made solely for cash;

•	in light of TransDigm’s financial capacity in relation to the amount of consideration payable in the Offer as described above, we will have sufficient funds immediately available to purchase all Shares validly tendered in the Offer and not properly withdrawn; and

•	if we consummate the Offer, we expect to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

See Section 10—“Source and Amount of Funds.”

What does the Breeze-Eastern Board think of the Offer?

The Board of Directors of Breeze-Eastern (the “Breeze-Eastern Board”) unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are advisable and fair to, and in the best interests of, Breeze-Eastern and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that Breeze-Eastern’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

A description of the reasons for the Breeze-Eastern Board’s approval of the Offer and the Merger is set forth in Breeze-Eastern’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Breeze-Eastern’s stockholders together with this Offer to Purchase. Breeze-Eastern’s stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase. See the “Introduction” section of this Offer to Purchase.

Have any Breeze-Eastern stockholders agreed to tender their Shares?

Yes. We have entered into tender and support agreements (the “Support Agreements”) with certain stockholders of Breeze-Eastern affiliated with Tinicum Incorporated and Wynnefield Capital, Inc. (the “Supporting Stockholders”), pursuant to which the Supporting Stockholders have agreed to tender all Shares beneficially owned by them in the Offer and otherwise support the transactions contemplated by the Merger Agreement. As of November 18, 2015, the Supporting Stockholders beneficially owned, in the aggregate, 5,421,284 Shares (or approximately 54.7% of all outstanding Shares as of such date). The Support Agreements will terminate upon certain events, including (a) any termination of the Merger Agreement in accordance with its terms and (b) upon the Breeze-Eastern Board withdrawing or adversely modifying, in accordance with the terms of the Merger Agreement, its recommendation that Breeze-Eastern’s stockholders accept the Offer and tender their Shares in the Offer. In such case, any Shares tendered by the Supporting Stockholders would be returned to the Supporting Stockholders. See the “Introduction” to this Offer to Purchase and Section 12—“The Merger Agreement; Other Agreements.”

What are the U.S. federal income tax consequences of having my Shares accepted for purchase in the Offer or receiving cash in exchange for my Shares in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, if you hold Shares as capital assets for U.S. federal income tax purposes and are a U.S. Holder (as defined in Section 5—“Material U.S. Federal Income Tax Consequences”), you will generally recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount you receive and your adjusted tax basis in the Shares. See Section 5—“Material U.S. Federal Income Tax Consequences.”

We urge you to consult your own tax advisors to determine the particular tax consequences to you of participating in the Offer in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

What are the conditions to the Offer?

The Offer is conditioned upon, among other things, the following:

•	Minimum Tender Condition—Breeze-Eastern stockholders must validly tender and not properly withdraw prior to the expiration of the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL) that number of Shares that, together with the Shares then owned by TransDigm and its subsidiaries (including Purchaser), represents at least a majority of the then outstanding Shares on a fully diluted basis.

•	Additional Conditions—The Offer is also subject to additional conditions, as described in Section 15— “Certain Conditions of the Offer.”

We may not waive the Minimum Tender Condition. However, we may waive any other condition in our sole discretion without Breeze-Eastern’s consent. The Offer is not subject to any financing condition.

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer. You simply need to tender your Shares if you choose to do so. However, the Offer can be completed only if, among other things, the Minimum Tender Condition is satisfied.

If the Offer is completed, we expect that the Merger will be completed as soon as practicable following the date Purchaser irrevocably accepts for purchase all Shares validly tendered and not withdrawn pursuant to the Offer (the “Acceptance Date”) pursuant to Section 251(h) of the DGCL without a vote of Breeze-Eastern’s stockholders.

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend or terminate the Offer, you will have until 12:00 midnight, New York City time, at the end of the day on Thursday, December 31, 2015, to tender your Shares in the Offer. When we make reference to

“the expiration of the Offer” or the “expiration date” anywhere in this Offer to Purchase, this is the time to which we are referring, including, if extended, any later time that may apply or, if terminated, any earlier time that may apply. If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 of this Offer to Purchase prior to that time. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Shares tendered subject to guaranteed delivery procedures will not be counted for purposes of determining whether the Minimum Tender Condition has been satisfied at the expiration of the Offer.

Can the Offer be extended and, if so, under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither Breeze-Eastern nor TransDigm terminates the Merger Agreement in accordance with its terms:

•	We must extend the Offer on one or more occasions for periods of up to 10 business days if at any then scheduled expiration date any of the conditions to our obligation to accept for purchase and pay for the Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Conditions”) is not satisfied or, if permitted under the Merger Agreement, waived, but if at any scheduled expiration date the only Offer Condition not satisfied is the Minimum Tender Condition, then we are not required to extend the Offer for more than two subsequent extension periods of 10 business days each after the first such expiration date, and no extension of the Offer may extend past March 31, 2016 without Breeze-Eastern’s consent.

•	We must extend the Offer for any period or periods required by any applicable law, rule, interpretation or position of the Securities and Exchange Commission (“SEC”) or its staff or of the NYSE MKT applicable to the Offer.

See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How long will it take to complete the proposed transaction?

The timing of completing the Offer and the Merger will depend on a variety of factors. We announced the Offer to facilitate the acquisition of Breeze-Eastern as promptly as practicable. If the conditions to the Offer are satisfied, we expect that the Offer will be consummated promptly following the expiration date. If the Offer is completed, we expect that the Merger will be completed as soon as practicable following the Acceptance Date pursuant to Section 251(h) of the DGCL without a vote of Breeze-Eastern’s stockholders.

Will the Purchaser provide a subsequent offering period?

We do not expect to provide a subsequent offering period. Pursuant to Section 251(h) of the DGCL, we expect to complete the Merger as soon as practicable following the Acceptance Date without a subsequent offering period.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will so inform Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender Shares into the Offer, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary, or tender your Shares pursuant to the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” not later than the expiration date. The Letter of Transmittal is enclosed with this Offer to Purchase. If your Shares are held in street name by your broker, dealer, commercial bank, trust company or other nominee, that person can tender your Shares to the Depositary through The Depository Trust Company (the “Book-Entry Transfer Facility”).

If you cannot deliver everything required to make a valid tender to the Depositary before the expiration of the Offer, you may obtain a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchanges Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), guarantee, pursuant to a notice of guaranteed delivery, that the missing items will be received by the Depositary within three NYSE MKT trading days. However, the Depositary must receive the missing items within that three-trading-day period for your tender to be valid. Shares tendered subject to guaranteed delivery procedures will not be counted for purposes of determining whether the Minimum Tender Condition has been satisfied at the expiration of the Offer.

For a complete discussion of the procedures for tendering your Shares, see Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time can I withdraw previously tendered Shares?

You can withdraw your previously tendered Shares at any time prior to the expiration date, and, if we have not agreed to accept your Shares for payment within 60 days after commencement of the Offer (i.e., by January 31, 2016), you can withdraw them at any time after that time until we accept Shares for payment. For a complete discussion of the procedures for withdrawing your Shares, see Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of such a notice, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares, and the broker, dealer, commercial bank, trust company or other nominee must effectively withdraw those Shares while you still have the right to withdraw Shares. For a complete discussion of the procedures for withdrawing your Shares, see Section 4 —“Withdrawal Rights.”

When and how will I be paid for my tendered Shares?

Purchaser will pay for all validly tendered and not properly withdrawn Shares promptly after the expiration date, subject to the terms of the Offer and the satisfaction or waiver of the conditions to the Offer, as set forth in Section 15—“Certain Conditions of the Offer.”

We will pay for your validly tendered and not properly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting

v

payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) the certificates for those Shares or a confirmation of a book-entry transfer of those Shares as described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) and (iii) any other required documents for the Shares. See Section 2—“Acceptance for Purchase and Payment for Shares.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If the Minimum Tender Condition is satisfied and, upon satisfaction or waiver of the other Offer Conditions, we accept and purchase Shares tendered and not validly withdrawn pursuant to the Offer, we expect to effect the Merger as soon as practicable pursuant to Section 251(h) of the DGCL without a vote of Breeze-Eastern’s stockholders. If the Merger takes place, all remaining stockholders of Breeze-Eastern (other than Shares owned by TransDigm, Purchaser, Breeze-Eastern or any of their respective subsidiaries or held by Breeze-Eastern stockholders properly exercising their appraisal rights under Section 262 of the DGCL) will receive an amount equal to the Offer Price, and Breeze-Eastern will become an indirect wholly owned subsidiary of TransDigm. See the “Introduction” section of this Offer to Purchase.

If the Offer is completed, will Breeze-Eastern continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to complete the Merger as soon as practicable following the Acceptance Date pursuant to Section 251(h) of the DGCL without a vote of Breeze-Eastern’s stockholders. If the Merger takes place, we will own all of the outstanding capital stock of Breeze-Eastern and Breeze-Eastern will no longer be a public company. See Section 7—“Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and we accept and purchase Shares pursuant to the Offer, we expect that the Merger will be completed as soon as practicable following the Acceptance Date. In the Merger, Shares will be converted into the right to receive an amount equal to the Offer Price. Unless you validly exercise your appraisal rights under Section 262 of the DGCL, you will receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer. Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you may be paid earlier if you tender your Shares (although, because we expect the Merger will be completed pursuant to Section 251(h) of the DGCL as soon as practicable after the Acceptance Date, we do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger). See Section 7—“Certain Effects of the Offer.”

Are appraisal rights available in either the Offer or the Merger?

You do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, stockholders of Breeze-Eastern who do not tender their Shares in the Offer, continue to hold Shares at the time of the consummation of the Merger and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to demand a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of that fair value in cash, together with interest, if any, as specified in Section 262 of the DGCL (all such Shares, collectively, the “Appraisal Shares”). Any such judicial determination of the fair value of the Appraisal Shares could be based upon factors other than or in addition to the consideration paid in the Offer and the market value of the Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Appraisal Shares is less than the Offer Price.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses, his, her or its rights to appraisal as provided under the DGCL, each Share held by that stockholder will be converted into the right to receive the price per Share paid in the Offer, net to the shareholder in cash, without interest.

Because of the complexity of Delaware law relating to appraisal rights, we encourage you to seek the advice of your own legal counsel. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of those rights.

The foregoing summary of the rights of Breeze-Eastern stockholders under the DGCL is qualified in its entirety by the full text of Section 262 of the DGCL, which is filed as Annex II to Breeze-Eastern’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you with this Offer to Purchase and which is incorporated herein by reference. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. For more information, see Section 13—“Purpose of the Offer and Plans for Breeze-Eastern; No Stockholder Approval; Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On November 18, 2015, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing price per Share reported on the NYSE MKT was $21.00. On December 2, 2015, the last full trading day prior to our commencement of the Offer, the closing price per Share reported on the NYSE MKT was $19.64. You are encouraged to obtain a recent quotation for the Shares before deciding whether to tender your Shares. See Section 6—“Price Range of Shares.”

Where can I find more information about Breeze-Eastern and TransDigm?

You can find more information about Breeze-Eastern and TransDigm from various sources described in Section 8—“Certain Information Concerning Breeze-Eastern” and Section 9—“Certain Information Concerning TransDigm and Purchaser.”

Who should I call if I have questions about the Offer?

You may call Georgeson Inc. at (866) 203-9401 or email Georgeson Inc. at Breeze-Eastern@georgeson.com. Georgeson Inc. is acting as the information agent (the “Information Agent”) for the Offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of Breeze-Eastern Corporation:

INTRODUCTION

Hook Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of TransDigm Group Incorporated, a Delaware corporation (“TransDigm”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Breeze-Eastern Corporation, a Delaware corporation (“Breeze-Eastern”), at a price of $19.61 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 18, 2015 (the “Merger Agreement”), by and among TransDigm, Purchaser and Breeze-Eastern. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition (as defined below). The Offer is not subject to any financing condition.

The Merger Agreement is more fully described in Section 12—“The Merger Agreement; Other Agreements.”

The term “Minimum Tender Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that the number of Shares that have been validly tendered and not properly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL) prior to the expiration of the Offer, together with the Shares then owned by TransDigm and its subsidiaries (including Purchaser), represents at least a majority of the then outstanding Shares on a fully diluted basis. See Section 15— “Certain Conditions of the Offer.”

The Offer is also subject to other important conditions set forth in this Offer to Purchase, as described in Section 15—“Certain Conditions of the Offer.”

Breeze-Eastern has advised TransDigm that at the close of business on December 2, 2015, (i) 9,916,242 Shares were issued and outstanding and (ii) options to purchase 1,163,500 Shares were outstanding. As of the date of this Offer to Purchase, neither TransDigm nor Purchaser beneficially owns any Shares (other than any deemed beneficial ownership pursuant to the Support Agreements (as defined below), which beneficial ownership TransDigm and Purchaser expressly disclaim).

For purposes of the Offer, “fully diluted basis” assumes that all outstanding stock options and any other stock awards are exercisable, vested, fully earned and/or payable, and have been exercised as applicable (other than any options or other awards that will be surrendered for cash and cancelled on the acceptance date of the Offer as described in Section 12—“The Merger Agreement; Other Agreements—Effect on Breeze-Eastern Options and Restricted Stock”).

Tendering stockholders who are record owners of their Shares and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult that institution as to whether it charges any service fees or commissions.

The purpose of the Offer is for TransDigm to acquire control of Breeze-Eastern, and ultimately all of the outstanding Shares. The Merger Agreement provides that, subject to the conditions described in Sections 12—

“The Merger Agreement; Other Agreements” and 15—“Certain Conditions of the Offer,” as soon as practicable after consummation of the Offer, Purchaser will be merged with and into Breeze-Eastern (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) without a vote of Breeze-Eastern’s stockholders, with Breeze-Eastern continuing as the surviving corporation and an indirect wholly owned subsidiary of TransDigm. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount equal to the Offer Price except for (i) Shares held in Breeze-Eastern’s treasury or owned by TransDigm or Purchaser or any of TransDigm’s or Breeze-Eastern’s respective subsidiaries, which will be cancelled and will cease to exist and (ii) Shares owned by Breeze-Eastern’s stockholders who properly exercise their appraisal rights under Section 262 of the DGCL. The Merger Agreement is more fully described in Section 12—“The Merger Agreement; Other Agreements.”

The Board of Directors of Breeze-Eastern (the “Breeze-Eastern Board”) unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are advisable and fair to, and in the best interests of, Breeze-Eastern and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that Breeze-Eastern’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

A description of the reasons for the Breeze-Eastern Board’s approval of the Offer and the Merger is set forth in Breeze-Eastern’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Breeze-Eastern’s stockholders together with this Offer to Purchase (the “Schedule 14D-9”). Breeze-Eastern’s stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase.

We have entered into tender and support agreements (the “Support Agreements”) with certain stockholders of Breeze-Eastern affiliated with Tinicum Incorporated and Wynnefield Capital, Inc. (the “Supporting Stockholders”), pursuant to which the Supporting Stockholders have agreed to tender all Shares beneficially owned by them in the Offer and otherwise support the transactions contemplated by the Merger Agreement. As of November 18, 2015, the Supporting Stockholders beneficially owned, in the aggregate, 5,421,284 Shares (or approximately 54.7% of all outstanding Shares as of such date). The Support Agreements will terminate upon certain events, including (a) any termination of the Merger Agreement in accordance with its terms and (b) upon the Breeze-Eastern Board withdrawing or adversely modifying, in accordance with the terms of the Merger Agreement, its recommendation that Breeze-Eastern’s stockholders accept the Offer and tender their Shares in the Offer. In such case, any Shares tendered by the Supporting Stockholders would be returned to the Supporting Stockholders. See Section 12—“The Merger Agreement; Other Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for purchase and pay for all Shares validly tendered prior to the expiration date and not properly withdrawn as permitted pursuant to the procedures described in Section 4—“Withdrawal Rights.” The Offer will expire at 12:00 midnight, New York City time, at the end of the day on Thursday, December 31, 2015, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest time and date at which the Offer, as so extended, expires (that time and date, including any such extensions, the “expiration date”).

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Tender Condition. The Offer is also subject to other important conditions set forth in this Offer to Purchase, as described in Section 15—“Certain Conditions of the Offer.” The Offer is not subject to any financing condition.

The Merger Agreement provides that so long as neither Breeze-Eastern nor TransDigm terminates the Merger Agreement in accordance with its terms:

•	We must extend the Offer on one or more occasions for periods of up to 10 business days if at any scheduled expiration date of the Offer any of the conditions to our obligation to accept for purchase and pay for the Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Conditions”) is not satisfied or, if permitted under the Merger Agreement, waived, but if at any scheduled expiration date the only Offer Condition not satisfied is the Minimum Tender Condition, then we are not required to extend the Offer for more than two subsequent extension periods of 10 business days each after the first such expiration date. Further, no extension of the Offer may extend past March 31, 2016 without Breeze-Eastern’s consent.

•	We must extend the Offer for any period or periods required by any applicable law, rule, interpretation or position of the Securities and Exchange Commission (“SEC”) or its staff or by the NYSE MKT applicable to the Offer.

Any extension of the Offer will be followed as promptly as practicable by a public announcement thereof. Any such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the latest scheduled expiration date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw that stockholder’s Shares. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration date and, unless previously accepted for purchase by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 31, 2016. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of those Shares, if different than that of the person who tendered those Shares. If Share Certificates (as defined below) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” below), unless the Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” below, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined below) to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for purchase of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

Subject to the applicable rules and regulations of the SEC and the Merger Agreement, TransDigm and Purchaser expressly reserve the right (in their sole discretion) to (i) increase the Offer Price, (ii) waive, in whole or in part, any Offer Condition (other than the Minimum Tender Condition, which may not be waived) and (iii) make any other changes in the terms and conditions of the Offer. However, without the prior written consent of Breeze-Eastern, TransDigm and Purchaser may not (a) decrease the Offer Price, (b) change the form of consideration payable in the Offer, (c) impose additional conditions on the consummation of the Offer, (d) reduce the number of Shares sought to be purchased in the Offer, (e) reduce the time period during which the Offer must remain open or (f) otherwise amend, modify or supplement the Offer or any Offer Condition in a manner adverse to the holders of Shares.

The rights reserved by TransDigm and Purchaser as described in the immediately preceding paragraph are in addition to TransDigm’s and Purchaser’s rights described in Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement if required.

If, subject to the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or waives a material Offer Condition, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”). The minimum period during which an offer must remain open following material changes in the terms of the offer or the information concerning the offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, an offer generally must remain open for a minimum of 10 business days following the dissemination of the applicable information to stockholders.

Breeze-Eastern has provided Purchaser with Breeze-Eastern’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9 and other related documents, will be mailed to record holders of Shares whose names appear on Breeze-Eastern’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Purchase and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for purchase, purchase and promptly pay for, all Shares validly tendered and not properly withdrawn prior to the expiration date. Purchaser expressly reserves the right, in its sole discretion, but subject to applicable laws (including Rule 14e-1(c) under the Exchange Act), to delay acceptance for, and thereby delay payment for, Shares in order to comply with applicable laws or if any of the conditions referred to in Section 15—“Certain Conditions of the Offer” have not been satisfied. For a description of Purchaser’s right to terminate the Offer and not accept for purchase or pay for Shares or to delay acceptance for purchase or payment for Shares, see Section 15—“Certain Conditions of the Offer.”

We will pay for Shares accepted for purchase pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting payments to you. In all cases, payment for Shares accepted for purchase pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing those Shares (the “Share Certificates”) or confirmation of a book-entry transfer of the Shares (a “Book-Entry Confirmation”) into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of that Book-Entry Confirmation, that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce that agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing that message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, Purchaser will be deemed to have accepted for purchase, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for purchase of those Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for purchase pursuant to the Offer will be made by deposit of the purchase price for those Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments to tendering stockholders whose Shares have been accepted for purchase. If Purchaser extends the Offer, is delayed in its acceptance for purchase of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may be withdrawn only to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Purchaser pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making payment.

If any tendered Shares are not accepted for purchase for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for Shares to be validly tendered pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration date and either (a) the Share Certificates evidencing the tendered Shares must be received by the Depositary at that address prior to the expiration date or (b) the Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration date or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.” Shares tendered by a Notice of Guaranteed Delivery (as defined below) will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless the Shares underlying the Notice of Guaranteed Delivery are delivered to the Depositary prior to the expiration date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer those Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such a transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless that registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchanges Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution, as described in Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signatory of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for purchase or not tendered is to be issued in the name of, a person other than the registered holder of the Share Certificate surrendered, then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on that Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 5 and 7 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing that stockholder’s Shares are not immediately available or that stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the expiration date, or that stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, those Shares may nevertheless be tendered, so long as all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed notice of guaranteed delivery (a “Notice of Guaranteed Delivery”), substantially in the form made available by Purchaser, is received by the Depositary prior to the expiration date as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all such tendered Shares, in proper form for transfer, together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three NYSE MKT trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless the Shares underlying the Notice of Guaranteed Delivery are delivered to the Depositary prior to the expiration date.

Other Requirements. Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) Share Certificates evidencing those Shares or a Book-Entry Confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

The method of delivery of the Shares, the Share Certificates and all other required documents (including delivery through the Book-Entry Transfer Facility) is at the option and risk of the tendering stockholder and the risk of loss of the Shares, Share Certificates and other documents will pass only after the Depositary has actually received the Shares or Share Certificates (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

A tender of Shares pursuant to any of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to TransDigm and Purchaser that (i) the tendering stockholder has full power and authority to tender, sell, assign and transfer the Shares (and any and all other Shares or other securities issued or issuable in respect of those Shares on or after the date of this Offer to Purchase), (ii) when the Shares and any such other securities are accepted for purchase by Purchaser, Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and those Shares and any such other securities will not be subject to any adverse claim and (iii) the tendering stockholder is the registered owner of the Shares, or the Share Certificates have been endorsed to the tendering stockholder in blank, or the tendering stockholder is a participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of the Shares.

The acceptance for purchase by Purchaser of Shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. Our interpretation of the terms and conditions of the Offer (including the accompanying Letter of Transmittal and the instructions thereto) will be final and binding to the fullest extent permitted by law. All questions as to the form of documents (including notices of withdrawal) and the validity, form and eligibility (including time of receipt) of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party to the fullest extent permitted by law. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any condition of the Offer to the extent permitted by the Merger Agreement (other than the Minimum Tender Condition, which may not be waived by Purchaser) and applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of TransDigm, Purchaser, Breeze-Eastern, the Depositary, Georgeson Inc. (the “Information Agent”) or any other person is or will be under any duty to give any notification of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notification.

Appointment. By executing the Letter of Transmittal or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, the tendering stockholder irrevocably appoints designees of Purchaser as that stockholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, to the full extent of the stockholder’s rights with respect to the Shares tendered by the stockholder and accepted for purchase by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of the Shares on or after the date of this Offer to Purchase. These proxies will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares and other securities or rights issued or issuable in respect of those Shares. That appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by the stockholder as provided herein. Upon that appointment:

•	all prior powers of attorney, proxies and consents given by that stockholder with respect to those Shares or other securities or rights will be revoked, without further action;

•	no subsequent powers of attorney, proxies, consents or revocations may be given nor any subsequent written consent executed by the stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto; and

•	the designees of Purchaser will thereby be empowered to exercise all voting, consent and other rights of the stockholder as they in their sole discretion may deem proper at any annual or special meeting of Breeze-Eastern’s stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise.

Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for purchase of those Shares, Purchaser must be able to exercise full voting, consent and other rights, to the extent permitted under applicable law, with respect to those Shares and other related securities or rights, including voting at any meeting of stockholders or executing a written consent concerning any matter. The Offer does not constitute a solicitation of proxies or consents from Breeze-Eastern’s stockholders.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each eligible tendering U.S. Holder (as defined in Section 5—“Material U.S. Federal Income Tax Consequences”) should complete and return the Substitute Form W-9 included with the Letter of Transmittal. Eligible tendering Non-U.S. Holders (as defined in Section 5—“Material U.S. Federal Income Tax Consequences”) should complete and submit the Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For a more detailed discussion of backup withholding, see Section 5—“Material U.S. Federal Income Tax Consequences.”

4.	Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Tenders of Shares made pursuant to the Offer may be withdrawn at any time until the expiration date and, unless Purchaser has accepted the Shares for payment pursuant to the Offer, may also be withdrawn at any time more than 60 days after the commencement of the Offer (i.e., after January 31, 2016).

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of those Shares, if different from that of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those Share Certificates, the serial numbers shown on the Share Certificates must be submitted to the Depositary and, unless those Shares have been tendered by or for the account of an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the expiration date by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding upon the tendering party to the fullest extent permitted by law. Purchaser reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. None of TransDigm, Purchaser, Breeze-Eastern, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material U.S. Federal Income Tax Consequences.

The following is a general summary of the material U.S. federal income tax consequences of the Offer and the Merger to stockholders of Breeze-Eastern whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder, nor is it a complete analysis of all potential U.S. federal income tax consequences. This summary does not address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This summary is limited to stockholders who hold shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (i) persons that are subject to special expatriation rules; (ii) financial institutions; (iii) insurance companies; (iv) brokers, dealers or traders in securities or currencies or notional principal contracts; (v) tax-exempt entities; (vi) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (vii) stockholders subject to the alternative minimum tax; (viii) regulated investment companies; (ix) real estate investment trusts; (x) persons that own (or are deemed to own) 5% or more of the Shares; (xi) partnerships and other pass-through entities and persons who hold Shares through partnerships or other pass-through entities; (xii) persons that have a “functional currency” other than the U.S. dollar; (xiii) “controlled foreign corporations”; (xiv) “passive foreign investment companies”; (xv) tax-qualified retirement plans; and (xvi) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration, and (b) one or more U.S. persons has the authority to control all of the substantial decisions of the trust. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder or an entity taxable as a partnership for U.S. federal income tax purposes.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

The descriptions of U.S. federal income tax consequences set forth below are for general information only. All stockholders should consult their own tax advisors as to the particular tax consequences of participating in this Offer and the Merger in light of their particular circumstances, including the application of U.S. federal, state, local or foreign tax laws and possible changes in the laws.

Consequences of the Offer and the Merger to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, if you hold Shares as capital assets for U.S. federal income tax purposes, you will generally recognize a capital gain or loss on a sale of the Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the U.S. dollar amount you receive and your adjusted tax basis in the Shares. Gain or loss will generally be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for the Shares exceeds one year as of the time of payment for your Shares pursuant to the Offer or closing of the Merger, as applicable. Currently, long-term capital gains of non-corporate taxpayers are subject to a maximum U.S. federal income tax rate of 20%. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.

Certain taxable U.S. holders who are individuals, trusts, or estates with adjusted gross income in excess of certain thresholds are subject to an additional 3.8% tax on all or a portion of “net investment income,” which includes gains recognized upon a disposition of stock. U.S. holders who are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of this tax to any gain recognized pursuant to the Merger.

Consequences of the Offer and the Merger to Non-U.S. Holders. Payments made to you as a Non-U.S. Holder with respect to the Shares that you exchange in the Offer or the Merger generally will be exempt from U.S. federal income tax, unless:

•	your gain, if any, on Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States), and in that event (i) you will be subject to U.S. federal income tax in the same manner as if you were a U.S. Holder (you should provide an IRS Form W-8ECI instead of a Substitute Form W-9); and (ii) if you are a corporation, you may also be subject to branch profits tax on that gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty) or

•	you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, and in that event you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares (net of certain losses recognized during that year).

Information Reporting and Backup Withholding. All payments to which you would be entitled pursuant to the Offer or the Merger will be subject to information reporting and backup withholding of U.S. federal income tax at a rate of 28%. Backup withholding may be avoided if you (i) are a corporation or an exempt recipient; or (ii) provide a taxpayer identification number (“TIN”) and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign the Substitute Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you are a Non-U.S. Holder, you must generally submit an IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8) attesting to your exempt foreign status in order to qualify as an exempt recipient.

If you do not provide a correct TIN, you may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against your U.S. federal income tax liability, so long as the required information is given to the IRS. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. federal income tax return. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6.	Price Range of Shares.

The Shares are listed and principally traded on NYSE MKT under the symbol “BZC.” The following table sets forth, for each of the periods indicated, the high and low sale prices per Share on the NYSE MKT, as reported in published financial sources:

	High	Low
Fiscal Year Ended March 31, 2014
First Quarter	$9.30	$7.93
Second Quarter	9.92	8.50
Third Quarter	9.94	8.95
Fourth Quarter	10.18	9.05
Fiscal Year Ended March 31, 2015
First Quarter	$15.15	$9.01
Second Quarter	13.28	10.00
Third Quarter	10.98	9.56
Fourth Quarter	10.87	9.53
Fiscal Year Ending March 31, 2016
First Quarter	$12.80	$10.04
Second Quarter	14.75	11.50
Third Quarter (through December 2, 2015)	21.25	13.57

On November 18, 2015, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing price per Share reported on the NYSE MKT was $21.00. On December 2, 2015, the last full day of trading prior to the commencement of the Offer, the closing price per Share reported on the NYSE MKT was $19.64.

Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Effects of the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and Breeze-Eastern will consummate the Merger as soon as practicable pursuant to Section 251(h) of the DGCL. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because we expect to complete the Merger as soon as practicable after the Acceptance Date.

NYSE MKT Listing. The Shares are listed on the NYSE MKT. Immediately following the completion of the Merger, the Shares will no longer meet the requirements for continued listing on the NYSE MKT because the only stockholder will be Purchaser and we intend and will cause the surviving corporation to delist the Shares from the NYSE MKT.

Registration Under Exchange Act. The Shares are currently registered under the Exchange Act. This registration may be terminated upon application by Breeze-Eastern to the SEC if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. Termination of registration under the Exchange Act would reduce substantially the information required to be furnished by Breeze-Eastern to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders and the requirements of Exchange Act Rule 13e-3 with respect to “going private” transactions, no longer applicable to the Shares. In addition, “affiliates” of Breeze-Eastern and persons holding “restricted securities” of Breeze-Eastern may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

We intend to seek to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

Margin Regulations. The Shares are currently “margin securities,” as that term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect of, among other things, allowing brokers to extend credit on the collateral of those securities. It is possible that following the Offer the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would no longer be usable as collateral for loans made by brokers. In addition, once registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning Breeze-Eastern.

The information concerning Breeze-Eastern contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.

General. Breeze-Eastern is a leading global designer and manufacturer of high performance lifting and pulling devices for military and civilian aircraft, including rescue hoists, winches and cargo hooks, and weapons-lifting systems. The principal executive offices of Breeze-Eastern are located at 35 Melanie Lane, Whippany, New Jersey 07981 and its telephone number is (973) 602-1001. Breeze-Eastern was organized in 1962 as a California corporation and reincorporated in Delaware in 1986.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Breeze-Eastern is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Breeze-Eastern’s filings are also available to the public from the SEC’s website at www.sec.gov.

A description of the reasons for the Breeze-Eastern Board’s approval of the Offer and the Merger is set forth in Breeze-Eastern’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Breeze-

Eastern’s stockholders together with this Offer to Purchase. Breeze-Eastern stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase.

Although TransDigm and Purchaser have no knowledge that any such information is untrue, TransDigm and Purchaser take no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Breeze-Eastern or any of its subsidiaries or affiliates or for any failure by Breeze-Eastern to disclose any events that may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning TransDigm and Purchaser.

General. Purchaser is a Delaware corporation incorporated on November 17, 2015 with its principal executive offices at 1301 East 9th Street, Suite 3000, Cleveland, Ohio 44114. The telephone number of Purchaser’s principal executive office is (216) 706-2960. To date, Purchaser has not conducted any activities other than in connection with the organization of Purchaser, the negotiation and execution of the Merger Agreement and the consummation of the Transactions. Purchaser is an indirect wholly owned subsidiary of TransDigm.

TransDigm is a corporation incorporated in Delaware in 2003 to facilitate the acquisition of TransDigm Inc. TransDigm Inc. was formed in July 1993 in connection with the acquisition of certain businesses from IMO Industries Inc. TransDigm’s principal executive offices are located at 1301 East 9th Street, Suite 3000, Cleveland, Ohio 44114. The telephone number of TransDigm’s principal executive offices is (216) 706-2960. TransDigm’s common stock is listed on the NYSE under the symbol “TDG.”

TransDigm, through its wholly owned subsidiaries, is a leading global designer, producer and supplier of highly engineered aircraft components for use on nearly all commercial and military aircraft in service today. Major product offerings, substantially all of which are ultimately provided to end-users in the aerospace industry, include mechanical/electro-mechanical actuators and controls, ignition systems and engine technology, specialized pumps and valves, power conditioning devices, specialized AC/DC electric motors and generators, NiCad batteries and chargers, engineered latching and locking devices, rods and locking devices, engineered connectors and elastomers, cockpit security components and systems, specialized cockpit displays, aircraft audio systems, specialized lavatory components, seatbelts and safety restraints, engineered interior surfaces and related components, lighting and control technology, military personnel parachutes and cargo loading, handling and delivery systems.

The name, business address, principal phone number, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of TransDigm and Purchaser and certain other information are set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of TransDigm, Purchaser or, after due inquiry and to the best knowledge and belief of TransDigm and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of TransDigm, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Breeze-Eastern; (ii) none of TransDigm, Purchaser and, after due inquiry and to the best knowledge and belief of TransDigm and Purchaser, any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past 60 days; (iii) none of TransDigm, Purchaser or, after due inquiry and to the best knowledge and belief of TransDigm and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Breeze-Eastern (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to

Purchase, there have been no transactions between TransDigm, Purchaser, their subsidiaries or, after due inquiry and to the best knowledge and belief of TransDigm and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Breeze-Eastern or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between TransDigm, Purchaser, their subsidiaries or, after due inquiry and to the best knowledge and belief of TransDigm and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Breeze-Eastern or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Except as described in this Offer to Purchase or in Schedule I to this Offer to Purchase, none of TransDigm, Purchaser or, after due inquiry and to the best knowledge and belief of TransDigm and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, TransDigm and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and the reports and other information that TransDigm files with the SEC pursuant to the Exchange Act, can be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the Schedule TO or such other reports or information filed by TransDigm may be obtained from that office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-SEC-0330. TransDigm’s filings with the SEC are available to the public from the SEC’s website at www.sec.gov.

10.	Source and Amount of Funds.

The Offer is not subject to any financing condition.

Pursuant to the Merger Agreement, TransDigm, Purchaser’s parent company, must provide Purchaser with sufficient funds necessary to consummate the Offer and the Merger. TransDigm intends to provide Purchaser with the necessary funds from cash on hand. We estimate that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger, including payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, will be approximately $207.8 million.

Purchaser does not believe its financial condition is relevant to the decision of holders of Shares concerning whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition;

•	the Offer is for all outstanding Shares and is being made solely for cash;

•	in light of TransDigm’s financial capacity in relation to the amount of consideration payable in the Offer, Purchaser, through TransDigm, will have sufficient funds immediately available to purchase all Shares validly tendered in the Offer and not properly withdrawn; and

•	if Purchaser consummates the Offer, it expects to acquire any remaining Shares not purchased in the Offer for the same cash price in the Merger.

11.	Background of the Offer; Past Contacts or Negotiations with Breeze-Eastern.

For the last several years, TransDigm, through a retained independent representative, has been in periodic contact with affiliates of Tinicum Incorporated (“Tinicum”), the largest shareholder of Breeze-Eastern, in order to assess Tinicum’s interest in supporting a sale of the Company. In addition, during March 2011, TransDigm was contacted by a financial advisor on behalf of Breeze-Eastern to determine whether TransDigm was interested in acquiring Breeze-Eastern. After preliminary due diligence, primarily involving a review of publicly available information and a confidential information memorandum provided by the financial advisor, TransDigm declined to pursue a possible transaction, primarily because of contingent environmental liabilities facing Breeze-Eastern.

On September 10, 2013, Bernt G. Iversen II, TransDigm’s Executive Vice President of Mergers and Acquisitions and Business Development, met with William Shockley, a Breeze-Eastern Board member and an affiliate of Tinicum, in order to explore TransDigm’s interest in acquiring Breeze-Eastern. On January 21, 2014, W. Nicholas Howley, TransDigm’s Chairman and Chief Executive Officer, met with Robert J. Kelly, the Chairman of the Breeze-Eastern Board and an affiliate of Tinicum. Mr. Iversen and Mr. Howley each explained in these meetings that TransDigm could provide the Breeze-Eastern Board with a prompt evaluation of the business after TransDigm had a better understanding of the environmental liabilities that were prominently described in Breeze-Eastern’s public filings and after it had the opportunity to review projected financial information. In these meetings, the Breeze-Eastern Board members expressed the view that, while they would relay TransDigm’s interest to the Breeze-Eastern Board, Breeze-Eastern was not for sale at such time.

On July 7, 2015, Mr. Howley met with Mr. Shockley and Mr. Kelly at Tinicum’s offices. Mr. Howley reiterated TransDigm’s interest in acquiring Breeze-Eastern, although no specific terms were discussed.

Beginning July 10, 2015 and continuing through the following week, Mr. Iversen had several high level discussions with Mr. Shockley regarding appropriate adjustments to Breeze-Eastern’s reported fiscal year 2015 EBITDA for valuation purposes, including adjustments to eliminate the costs of being public and adjustments for unusual one-time aftermarket sales. During these discussions, Mr. Iversen communicated TransDigm’s preliminary enterprise valuation of Breeze-Eastern in the range of $130.0 to $143.0 million. Mr. Iversen explained that the high end of this valuation reflected a premium that assumed Breeze-Eastern would deal exclusively with TransDigm, but there was no agreement regarding exclusivity. On July 30, 2015, Mr. Iversen communicated to Mr. Shockley a narrowed range and an indication of interest to acquire Breeze-Eastern at an enterprise value in the range of $139.0 to $143.0 million. TransDigm did not communicate a per Share price at this time. The verbal indication of interest was non-binding and subject to satisfactory completion of due diligence, including the environmental liabilities facing Breeze-Eastern.

On August 5, 2015, Mr. Shockley communicated to Mr. Iversen that the Breeze-Eastern Board did not accept the $143.0 million enterprise value TransDigm had proposed, but that the Breeze-Eastern Board had approved continuing discussions between Breeze-Eastern and TransDigm. However, Mr. Shockley indicated that the Breeze-Eastern Board wanted TransDigm to focus initially on Breeze-Eastern’s environmental liabilities, and to confirm its interest and valuation, before engaging in further discussions regarding valuation. Thereafter, Breeze-Eastern would make its management team available for a management presentation to TransDigm representatives. On August 12, 2015, Mr. Iversen sent Mr. Shockley a list of environmental diligence questions, as well as questions regarding current financial performance, forecasts and material contracts that TransDigm expected to be discussed at a management presentation.

During the last weekend of August 2015, TransDigm and Breeze-Eastern negotiated and entered into a non-disclosure agreement. This agreement restricted TransDigm’s use and disclosure of confidential information regarding Breeze-Eastern and also included an eighteen-month “standstill” provision and provisions prohibiting TransDigm from soliciting Breeze-Eastern employees.

Between September 1 and September 22, 2015, Breeze-Eastern and Gnarus Advisors LLC, Breeze-Eastern’s environmental consultant (“Gnarus”), accumulated, and made available to TransDigm and its representatives, documents and information regarding Breeze-Eastern’s environmental liabilities on a site-by-site basis.

On September 22, 2015, a meeting was held at a hotel in Newark, New Jersey to discuss and review the environmental issues. In attendance on behalf of TransDigm were Jonathan Crandall, TransDigm’s Director of Mergers and Acquisitions, and representatives from Baker & Hostetler LLP, TransDigm’s outside counsel (“BakerHostetler”), and Haley & Aldrich, Inc., TransDigm’s environmental consultant (“Haley & Aldrich”). In attendance on behalf of Breeze-Eastern were Brad Pedersen, Breeze-Eastern’s President and Chief Executive Officer, Serge Dupuis, Breeze-Eastern’s Chief Financial Officer, Mark McMillin, Breeze-Eastern’s General Counsel, Nancy Piperato, Breeze-Eastern’s Director Corporate Reporting, and a representative of Gnarus.

On September 30, 2015, Mr. Iversen communicated to Mr. Shockley that, based on its analysis, while TransDigm did not dispute that the amount of the accrual related to Breeze-Eastern’s contingent environmental liablities that was reflected on Breeze-Eastern’s most recent balance sheet was in compliance with applicable accounting standards, it was concerned that the ultimate cash outlay required to remediate Breeze-Eastern’s environmental liabilities would exceed Breeze-Eastern’s then-current reserve and that this necessitated an $8.0 million reduction in TransDigm’s proposed enterprise value.

On October 15, 2015, a management meeting was held at a local hotel in Whippany, New Jersey. In attendance were senior members of management of TransDigm and Breeze-Eastern and representatives of Harris Williams & Co. (“Harris Williams”), Breeze-Eastern’s financial advisor. The purpose of the meeting was for Breeze-Eastern management to make presentations to TransDigm regarding its business, adjusted historical financial information, and projected financial information, including financial forecasts for the fiscal year ending March 31, 2016 that had been provided to TransDigm the day before.

On October 19, 2015, TransDigm management verbally conveyed to Harris Williams that TransDigm was willing to use Breeze-Eastern’s adjusted EBITDA for the fiscal year ending March 31, 2016 as the basis for valuing the business and accordingly, it could pay a purchase price based on an enterprise value of $160.0 million. TransDigm did not provide a per Share price. The verbal indication of interest was non-binding and was subject to ongoing due diligence.

On October 28, 2015, Harris Williams communicated to TransDigm that the Breeze-Eastern Board believed that the TransDigm enterprise value of $160.0 million, or approximately 8.6 times Breeze-Eastern’s projected fiscal year 2016 adjusted EBITDA, was insufficient, even in light of the significant environmental liabilities. On October 29, 2015, representatives of TransDigm and Harris Williams, on behalf of Breeze-Eastern, agreed that a valuation of $175.0 million, or approximately 9.4 times Breeze-Eastern’s projected fiscal year 2016 adjusted EBITDA, was sufficient to support continued discussions between the parties regarding a potential strategic transaction and agreed that cash expected to be on hand at the closing of a transaction and the expected tax benefits from the exercise or deemed exercise of options would be factors in determining the per Share price. The parties agreed that any future discussions regarding valuation would be on a price per Share basis.

On October 30, 2015, TransDigm sent Breeze-Eastern its initial due diligence request list. This list was supplemented on November 2 and November 4, 2015. On November 2, 2015, TransDigm and its representatives were provided with access to a confidential electronic data room containing information about Breeze-Eastern. From that date through signing, representatives of TransDigm and its legal and financial advisors conducted due diligence regarding Breeze-Eastern.

On November 10, 2015, representatives of Harris Williams sent an initial draft of a merger agreement to TransDigm. The initial draft provided for a tender offer and a second step merger without a stockholder vote pursuant to Section 251(h) of the DGCL, a 40-day go-shop period, and a termination fee payable to TransDigm of 2.0% of the value of the transaction under certain circumstances, including if Breeze-Eastern terminated the merger agreement to accept a “superior proposal” as defined in the draft merger agreement. In the draft, the fee was reduced to 1.0% of the transaction value if the superior proposal was from a buyer identified during the go-shop period. On November 13, 2015, representatives of BakerHostetler spoke with representatives of Freshfields Bruckhaus Deringer US LLP, Breeze-Eastern’s outside counsel (“Freshfields”), to discuss structure issues, timing and TransDigm’s requirement that Breeze-Eastern’s two largest shareholders, Tinicum and Wynnefield Capital, Inc., enter into tender and support agreements as part of any transaction. BakerHostetler sent a revised draft merger agreement and an initial draft of a tender and support agreement to Freshfields on November 14, 2015. The revised draft of the merger agreement, among other things, called for a termination fee of 4.5%, reduced to 3.5% if the termination related to a superior proposal arising out of the go-shop period.

On November 13, 2015, TransDigm management verbally conveyed to Harris Williams a per Share price of $19.45. The per Share value was based on an enterprise value of $175.0 million plus the expected cash that would be available to TransDigm at the closing and its view of the expected value of tax benefits from the exercise or deemed exercise of stock options.

On November 14, 2015, Harris Williams advised Mr. Iversen that the Breeze-Eastern Board viewed the $19.45 per Share price as inadequate. Harris Williams and TransDigm management discussed the tax and transaction benefit assumptions that were used to arrive at the $19.45 per Share price, and Harris Williams provided additional information to TransDigm regarding the cash expected to be available at the closing in attempt to convince TransDigm to increase its offer to $19.98 per Share. After these discussions, on November 15, 2015, Mr. Iversen conveyed to representatives of Harris Williams that TransDigm would increase its price per Share to $19.61 as its best and final offer. On November 16, 2015, Harris Williams, on behalf of the Breeze-Eastern Board, advised TransDigm that the parties could proceed with their ongoing negotiations based on a $19.61 per Share price, but that entering into a binding arrangement regarding the sale of Breeze-Eastern to TransDigm remained subject to the parties agreeing on other material terms and approval by the Breeze-Eastern Board.

Also on November 16, 2015, representatives of Freshfields sent a revised draft of the merger agreement, a revised form of tender and support agreement and an initial draft of Breeze-Eastern’s disclosure schedules to representatives of BakerHostetler. This revised draft merger agreement called for a termination fee of 2.5%, reduced to 1.5% of the transaction value if the termination related to a superior proposal arising out of the go-shop period. At this point, the principal points of disagreement in the draft merger agreement related to the scope of certain of Breeze-Eastern’s representations and warranties, the parameters of the “go-shop” provision and the subsequent non-solicitation provisions and related termination rights, benefits continuation obligations, the scope of the covenant regarding the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), process and the amounts of the termination fees that would be payable during and after the go-shop period.

On the evening of November 16, 2015 and the afternoon of November 17, 2015, representatives of BakerHostetler and Freshfields discussed the open points in the merger agreement. During these discussions, BakerHostetler conveyed a counter-proposal on termination fees of $7.0 million, or approximately 3.4% of the transaction value, reduced to $5.0 million, or approximately 2.4% of the transaction value, if the termination related to a superior proposal arising out of the go-shop period, and expressed that TransDigm was not willing to agree to lower amounts. On the evening of November 17, representatives of BakerHostetler sent a revised draft of the merger agreement to representatives of Freshfields.

On November 18, 2015, the parties and their counsel worked to finalize the merger agreement, the disclosure schedules and the tender and support agreements. On the evening of November 18, Harris Williams advised Mr. Iversen that the Breeze-Eastern Board had unanimously approved the Merger Agreement and the transactions contemplated thereby. Thereafter, the Merger Agreement and the Support Agreements were executed, and TransDigm and Breeze-Eastern issued a press release announcing the transaction prior to the opening of U. S. stock markets on November 19, 2015.

On December 3, 2015, Purchaser commenced the Offer. During the Offer, TransDigm and Purchaser intend to have ongoing contact with Breeze-Eastern.

12.	The Merger Agreement; Other Agreements.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in this Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The Merger Agreement includes customary representations and warranties of Breeze-Eastern, TransDigm and Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Breeze-Eastern, TransDigm, or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Breeze-Eastern’s or TransDigm’s public disclosures. Factual disclosures about Breeze-Eastern, TransDigm or their respective subsidiaries or affiliates contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement. The following summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been included as an exhibit to the Schedule TO filed with the SEC and is incorporated herein by reference, which may be examined and copied as set forth in Section 9—“Certain Information Concerning TransDigm and Purchaser.”

The Merger Agreement

TransDigm and Purchaser entered into the Merger Agreement with Breeze-Eastern as a means to acquire all of the outstanding Shares. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, TransDigm and Purchaser will consummate the Offer on the terms and subject to the conditions described in Section 15—“Certain Conditions of the Offer.”

Recommendation

The Breeze-Eastern Board unanimously (i) determined that the Transactions are advisable and fair to, and in the best interests of, Breeze-Eastern and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, and (iii) recommended that Breeze-Eastern’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

A description of the reasons for the Breeze-Eastern Board’s approval of the Offer and the Merger is set forth in Breeze-Eastern’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Breeze-Eastern’s stockholders together with this Offer to Purchase. Breeze-Eastern stockholders are encouraged to review carefully the Schedule 14D-9, together with this Offer to Purchase.

Conversion of Shares of Breeze-Eastern Common Stock in the Merger

Pursuant to the Merger Agreement, each Share not tendered in the Offer and issued and outstanding immediately prior to the Effective Time (other than Shares owned by TransDigm, Purchaser, Breeze-Eastern or any of their respective subsidiaries or held by Breeze-Eastern stockholders who properly exercise their appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the price per Share paid in the Offer, net to the shareholder in cash, without interest (the “Merger Consideration”), subject to applicable withholding tax.

Section 251(h) of the DGCL

The Merger Agreement provides that the Merger will be governed by Section 251(h) of the DGCL and the parties will cause the Merger to become effective as soon as practicable following the Acceptance Date without a vote of Breeze-Eastern’s stockholders.

Effect on Breeze-Eastern Options and Restricted Stock

Each option to acquire Shares granted by Breeze-Eastern that is outstanding immediately prior to the Effective Time will become fully vested and cancelled and converted at the Effective Time into the right to receive from TransDigm and Breeze-Eastern, as the surviving corporation, an amount in cash, without interest, equal to the product of (x) the aggregate number of Shares subject to such option, multiplied by (y) the excess, if any, of the Merger Consideration over the per share exercise price under that option, less all applicable deductions and withholdings required by law. If the exercise price per share of any option is equal to or greater than the Merger Consideration, that option will be cancelled without any cash payment being made in respect thereof. Breeze-Eastern has agreed to use reasonable best efforts to seek to have option holders execute cancellation agreements providing for the cancellation of those awards at the Acceptance Date in exchange for the consideration described above.

Each restricted stock award with respect to the Shares that is outstanding immediately prior to the Effective Time will become cancelled and converted at the Effective Time into the right to receive the per share Merger Consideration, less all applicable deductions and withholdings required by law to be withheld in respect of that payment.

Representations and Warranties

In the Merger Agreement, each of TransDigm and Breeze-Eastern makes customary representations and warranties to the other party.

Breeze-Eastern makes representations and warranties to TransDigm with respect to: organization and standing; subsidiaries; corporate authority; capitalization; conflicts and required consents and approvals; brokerage fees; SEC reports and financial statements; the information included in the offer documents; legal compliance; litigation; the absence of material adverse changes; taxes; intellectual property; real property; employee benefits; contracts; labor matters; the absence of undisclosed liabilities; permits; environmental matters; government contract matters; the opinion of its financial advisor; the recommendation of the Breeze-Eastern Board and Section 251(h) matters; takeover laws; insurance; product warranties and aviation industry regulations; customers; and affiliate transactions.

TransDigm makes representations and warranties to Breeze-Eastern with respect to: organization and standing; corporate authority; conflicts and required consents and approvals; financing; ownership of Purchaser; the information included in the Offer documents; litigation with respect to the Transactions; and ownership of Shares.

Consents and Approvals

Each of TransDigm and Breeze-Eastern has agreed to use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions.

Each of the parties has agreed to, as promptly as practicable after the date of the Merger Agreement and in any event within 10 days thereof, file a notification and report form pursuant to the HSR Act and to comply as promptly as reasonably practicable with any additional information requests in the context of an informal investigation and in response to a second request. The parties also agreed to make promptly any other filing under any other applicable competition laws. The parties filed notification and report forms pursuant to the HSR Act on November 24, 2015, and TransDigm filed a notification on behalf of itself and Breeze-Eastern with the German Federal Cartel Office as required under German competition laws on November 20, 2015. See Item 16—“Certain Legal Matters; Regulatory Approvals” for more information about these filings and procedures.

The parties have generally agreed to cooperate with respect to the required regulatory approvals. TransDigm has agreed to take all steps it deems reasonable and to make all undertakings necessary to resolve impediments under competition laws; provided, however, that such steps will not include agreeing to the sale or disposition of any assets, properties or businesses or accepting any restrictions with respect to any assets, properties, licenses, rights, product lines, operations or businesses. In addition, TransDigm is not required to defend through litigation on the merits any claims before a governmental authority in order to avoid entry of any order that would prevent the completion of the Transactions.

Conduct of the Business of Breeze-Eastern Pending the Offer and the Merger

The Merger Agreement provides that, from the date of the Merger Agreement until the Effective Time, Breeze-Eastern will, subject to certain exceptions, conduct its business in the ordinary course and use reasonable best efforts to maintain and preserve its business organization and its material rights and franchises and to retain its officers and key employees and maintain relationships with customers, suppliers and other third parties.

In addition, Breeze-Eastern has agreed that during the same time period and subject to certain exceptions, neither it nor any of its subsidiaries will take (or agree to take) certain specified actions without TransDigm’s written consent (which may not be unreasonably withheld). These specified actions relate to, among other things, (i) changes in its capitalization, corporate structure and organizational documents, (ii) significant corporate events such as mergers, consolidations, liquidation or dissolution, (iii) dispositions or acquisitions of assets, (iv) incurring indebtedness and lending, (v) employment plans and arrangements and compensation and severance matters, (vi) changes in accounting methods, (vii) capital expenditures, (viii) taking certain actions with respect to material contracts, permits and insurance policies, and (ix) the initiation or settlement of certain litigation. These specified actions are subject to various exceptions, and certain actions may be permitted if they are conducted in the ordinary course of business consistent with past practice or the dollar amounts involved in the actions fall below thresholds established in the Merger Agreement.

Financing

The Offer is not subject to any financing condition.

Pursuant to the Merger Agreement, TransDigm must provide Purchaser with sufficient funds to consummate the Offer and the Merger. TransDigm intends to provide Purchaser with the necessary funds from cash on hand. TransDigm estimates that the total amount of cash required to complete the transactions contemplated by the Offer and the Merger, including payment of any fees, expenses and other related amounts incurred in connection with the Offer and the Merger, will be approximately $207.8 million.

Indemnification and Directors’ and Officers’ Insurance

From and after the consummation of the Merger, TransDigm will cause Breeze-Eastern, as the surviving corporation, to fulfill and honor in all respects, for a period of six years, its obligations pursuant to existing indemnification, exculpation and expense advancement agreements with current or past directors and executive officers and pursuant to the indemnification, exculpation and expense advancement provisions of its certificate of incorporation and bylaws in effect as of the date of the Merger Agreement. In addition, during that time period, the certificate of incorporation and bylaws of Breeze-Eastern, as the surviving corporation, must contain provisions with respect to indemnification, exculpation and expense advancement no less favorable than those contained in the certificate of incorporation and bylaws in effect as of the date of the Merger Agreement.

From and after the consummation of the Merger, TransDigm also will cause Breeze-Eastern, as the surviving corporation, to maintain, for a period of six years, Breeze-Eastern’s existing directors’ and officers’ insurance and indemnification policy that provides coverage for the benefit of current or past directors and officers of Breeze-Eastern with respect to events occurring at or prior to the consummation of the Merger, or a substitute policy that is no less favorable to such directors and officers than the existing policy. However, TransDigm will not be required to cause Breeze-Eastern to pay any annual premium in excess of 300% of the current annual premium paid by Breeze-Eastern for that insurance as of the date of the Merger Agreement.

Acquisition Proposals

The Merger Agreement provides that, from and after the date of the Merger Agreement until December 28, 2015 (the “Solicitation Period End Date”), Breeze-Eastern and its representatives may, directly or indirectly, (i) solicit, initiate or encourage any inquiry with respect to, or the submission or making of, any Acquisition Proposal (as defined below) and (ii) participate in any discussions or negotiations regarding, or furnish to any person information (including non-public information and data) with respect to, any Acquisition Proposal (so long as that person has executed an acceptable confidentiality agreement and Breeze-Eastern promptly provides TransDigm with any material non-public information provided to that person). After the Solicitation Period End Date, Breeze-Eastern must promptly identify each Excluded Party (as defined below) to TransDigm and provide a copy of the Acquisition Proposal of such Excluded Party. Notwithstanding the other non-solicitation obligations under the Merger Agreement described below, Breeze-Eastern may continue to engage in the activities described in clause (i) and/or (ii) of this paragraph with respect to each Excluded Party on and after the Solicitation Period End Date until the Acceptance Date.

Except as described above with respect to Excluded Parties, the Merger Agreement provides that, subject to limited exceptions, after the Solicitation Period End Date, Breeze-Eastern will, and will direct its representatives to, cease discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal and agrees that it and its representatives will not, directly or indirectly:

(i) solicit, initiate, knowingly facilitate or encourage any inquiry with respect to, or the submission or making of, any Acquisition Proposal;

(ii) participate in any negotiations regarding any Acquisition Proposal or furnish any non-public information to or engage in any discussions with any person who has made or, to Breeze-Eastern’s knowledge, is considering making any Acquisition Proposal;

(iii) enter into any letter of intent or agreement regarding any Acquisition Proposal; or

(iv) otherwise cooperate with or encourage any person with respect to any Acquisition Proposal.

The Merger Agreement provides that, notwithstanding the foregoing, if on or after the Solicitation Period End Date and prior to the Acceptance Date, (i) Breeze-Eastern receives an unsolicited Acquisition Proposal that constitutes, or the Breeze-Eastern Board determines in good faith (after consultation with its financial advisors and outside legal counsel) would reasonably be expected to result in, a Superior Proposal (as defined below), (ii) the Breeze-Eastern Board determines in good faith (after consultation with its outside legal counsel) that the failure to take the actions described in clauses (a) and (b) below would be reasonably likely to be inconsistent with the Breeze-Eastern Board’s fiduciary duties under applicable law, and (iii) such Acquisition Proposal has not resulted from Breeze-Eastern materially breaching its non-solicitation obligations under the Merger Agreement, Breeze-Eastern will, following written notice to TransDigm of such a determination, be permitted to:

(a) furnish non-public information to the person making such Acquisition Proposal (provided that any such person has executed an acceptable confidentiality agreement and Breeze-Eastern promptly provides TransDigm with any material non-public information provided to that person); and

(b) engage in discussions or negotiations with that person with respect to that Acquisition Proposal.

Prior to the Acceptance Date, in response to the receipt of a Superior Proposal that has not resulted from a material breach of Breeze-Eastern’s non-solicitation obligations under the Merger Agreement, the Breeze-Eastern Board may (i) make a Change in Recommendation (as defined below) if it determines in good faith (after consultation with its outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable law and/or (ii) terminate the Merger Agreement to enter into a definitive agreement with respect to the Superior Proposal. However, before taking either of the foregoing actions, Breeze-Eastern must provide TransDigm with at least 72 hours advance notice and negotiate with TransDigm in good faith to adjust the terms of the Merger Agreement in a manner that would permit the Breeze-Eastern Board to not make a Change in Recommendation or would cause the Acquisition Proposal to no longer be a Superior Proposal. If TransDigm makes a written offer to amend the Merger Agreement in this situation, before taking either of the foregoing actions, the Breeze-Eastern Board must consider the offer in good faith and must have determined, after consultation with its financial advisor and outside legal counsel, that the Superior Proposal continues to be a Superior Proposal. In the case of any amendment to a Superior Proposal, Breeze-Eastern must provide TransDigm the same advance notice and opportunity to negotiate, except that the notice period will be reduced to 48 hours.

The Breeze-Eastern Board may make a Change in Recommendation in response to an Intervening Event (as defined below), if it has concluded in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law. Before making such a Change in Recommendation, Breeze-Eastern must provide TransDigm with 48 hours advance notice.

Except as described in the immediately preceding two paragraphs, the Breeze-Eastern Board is prohibited from making a Change in Recommendation.

The Merger Agreement defines the term “Change in Recommendation” as the Breeze-Eastern Board taking any of the following actions: (i) withdrawing, modifying, amending or qualifying, or proposing publicly to withdraw, modify, amend or qualify in a manner adverse to TransDigm or Merger Sub, its recommendation that Breeze-Eastern’s stockholders tender their Shares pursuant to the Offer, and, to the extent required by applicable law, adopt and approve the Merger Agreement and the Merger (the “Board Recommendation”); (ii) approving, adopting or recommending any Acquisition Proposal or entering into any agreement (other than an acceptable confidentiality agreement) with respect thereto; (iii) exempting any person from the restrictions contained in any state takeover or similar laws; or (iv) failing to include the Board Recommendation in the Schedule 14D-9 or to permit TransDigm to include the Board Recommendation in the Offer documents.

The Merger Agreement defines the term “Acquisition Proposal” as any proposal, offer or indication of interest made by any person or group of persons (other than TransDigm, Merger Sub or an affiliate thereof), including any proposal, offer or indication of interest to the Breeze-Eastern stockholders, relating to, or that would reasonably be expected to lead to, in one transaction or a series of related transactions, (i) any merger, consolidation, share exchange for more than 25% (in number or voting power) of any class of equity securities of Breeze-Eastern, business combination, recapitalization, liquidation, dissolution or other similar transaction (including any so-called merger-of-equals and whether or not Breeze-Eastern is the entity surviving any such transaction) involving Breeze-Eastern or any of its subsidiaries; (ii) any sale, lease, license, exchange, transfer or other disposition of assets (including equity securities of any subsidiary) or businesses that constitute more than 25% of the revenues, net income or assets of Breeze-Eastern and its subsidiaries, taken as a whole; (iii) any sale, issuance, exchange, transfer or other disposition in which Breeze-Eastern or any of its subsidiaries participates and which results in any person beneficially owning more than 25% (in number or voting power) of any class of equity securities or other capital stock of Breeze-Eastern or of any of its subsidiaries; or (iv) any transaction, including a tender offer or exchange offer, that, if consummated, would result in any person, together with all affiliates thereof, beneficially owning more than 25% (in number or voting power) of any outstanding class of equity securities or other capital stock of Breeze-Eastern or of any of its subsidiaries.

The Merger Agreement defines the term “Excluded Party” as any person or group of related persons from whom Breeze-Eastern receives, prior to the Solicitation Period End Date, a written Acquisition Proposal that the Breeze-Eastern Board reasonably determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor (such determination to be made no later than two business days prior to the Solicitation Period End Date), is or could reasonably be expected to result in a Superior Proposal, but any such person or group of related persons will cease to be an “Excluded Party” if that person or group of related persons ceases to be engaged in active discussions with the Company concerning that Acquisition Proposal or if that person or group of related persons ceases to represent at least 50% of the equity financing of the group of persons continuing to engage in active discussions with Breeze-Eastern concerning that Acquisition Proposal.

The Merger Agreement defines the term “Intervening Event” as a material event or circumstance relating to the business, results of operations, assets or financial condition of Breeze-Eastern or its subsidiaries that is unknown to and not reasonably foreseeable by the Breeze-Eastern Board as of the date of the Merger Agreement and that occurs or arises after the date of the Merger Agreement and becomes known to the Breeze-Eastern Board prior to the Acceptance Date, but in no event will the receipt, existence or terms of an Acquisition Proposal or any inquiry relating thereto or to the consequences thereof constitute an Intervening Event.

The Merger Agreement defines the term “Superior Proposal” as an Acquisition Proposal (except that for purposes of the definition of Superior Proposal references to “25%” are deemed to be references to “50%”) that the Breeze-Eastern Board (i) determines in its good faith, after consultation with the Company’s outside legal counsel and financial advisor, to be more favorable to the Breeze-Eastern stockholders from a financial point of view than the Offer and Merger, taking into account all relevant factors (including, among other things, expected timing, risk of consummation, all terms and conditions, and any proposed changes to the Merger Agreement that may be proposed by TransDigm in a binding written offer in response to that Acquisition Proposal).

Conditions of the Merger

The respective obligations of each of TransDigm, Purchaser and Breeze-Eastern to effect the Merger are subject to the prior satisfaction or waiver by that party at or prior to the consummation of the Merger of the following conditions:

(i) Tender Acceptance. Purchaser has irrevocably accepted for purchase all Shares validly tendered and not withdrawn pursuant to the Offer.

(ii) No Injunctions or Restraints. No governmental authority has enacted or enforced any applicable law or order, whether temporary, preliminary or permanent (a “Restraint”) that makes illegal or otherwise prohibits the consummation of the Merger.

Termination

The Merger Agreement provides that it may be terminated at any time prior to the Effective Time under the following circumstances:

(i) by mutual written consent of TransDigm and Breeze-Eastern;

(ii) by either TransDigm or Breeze-Eastern:

(a) if any final and non-appealable Restraint prevents or prohibits consummation of the Offer, the Merger or the Transactions, but this right to terminate the Merger Agreement is not available to (x) any party that has not used its reasonable best efforts to remove such Restraint (subject to the limitations set forth in the Merger Agreement) or (y) any party whose breach of the Merger Agreement has been the cause of or resulted in the issuance or entry of such Restraint;

(b) if (x) the Acceptance Date has not occurred by March 31, 2016 or (y) the Offer is terminated or withdrawn pursuant to the Merger Agreement without any Shares being accepted and purchased, but this right to terminate the Merger Agreement is not available to any party whose breach of the Merger Agreement has been the cause of or resulted in the failure of the Acceptance Date to so occur or such termination or withdrawal; or

(c) if, prior to the Acceptance Date, the terminating party is not in material breach of the Merger Agreement and there has been a breach in any material respect by the other party that is not cured within 30 days after notice thereof (but no later than March 30, 2016).

(iii) by TransDigm if the Breeze-Eastern Board makes a Change in Recommendation; or

(iv) by Breeze-Eastern, prior to the Acceptance Date, in order to enter into a definitive agreement with respect to a Superior Proposal in compliance with the procedures established in the Merger Agreement.

Termination Fee

Notwithstanding any valid termination, Breeze-Eastern must pay to TransDigm an amount equal to $7.0 million (subject to reduction as described below) if:

(i) (a) the Merger Agreement is terminated by TransDigm or Breeze-Eastern because the Offer is not consummated by March 31, 2016 or because the Offer has been terminated or withdrawn without any Shares being accepted for purchase, (b) prior to the time of that termination, an Acquisition Proposal is made public and the Acquisition Proposal is not withdrawn prior to the date of the termination, (c) TransDigm is not in material breach of the Merger Agreement at the time of the termination and (d) within nine months after the termination, Breeze-Eastern consummates or reaches a definitive agreement with respect to any Acquisition Proposal (for these purposes, references to 25% in the definition of Acquisition Proposal are deemed to be references to 50%);

(ii) the Merger Agreement is terminated (a) by TransDigm as a result of the Breeze-Eastern Board effecting a Change in Recommendation or (b) by Breeze-Eastern in order to enter into a definitive agreement with respect to a Superior Proposal, but if Breeze-Eastern so terminates the Merger Agreement prior to the Solicitation Period End Date (or after the Solicitation Period End Date only to enter into a definitive agreement with an Excluded Party), then the amount that Breeze-Eastern must pay to TransDigm will be reduced to $5.0 million; or

(iii) (a) the Merger Agreement is terminated by TransDigm because of Breeze-Eastern’s material breach of the Merger Agreement, (b) prior to the time of that termination, an Acquisition Proposal is made public and that Acquisition Proposal is not withdrawn prior to the date of the termination, (c) TransDigm is not in material breach of the Merger Agreement at the time of the termination and (d) within nine months after the termination, Breeze-Eastern consummates or reaches a definitive agreement with respect to any Acquisition Proposal (for these purposes, references to 25% in the definition of Acquisition Proposal are deemed to be references to 50%).

Governing Law.

The Merger Agreement is governed by the laws of the State of Delaware.

Amendments to the Merger Agreement

The Merger Agreement may be amended by the parties prior to the Effective Time, except that the parties may not amend any provision of the Merger Agreement if the amendment would require approval of the Breeze-Eastern stockholders under the DGCL or the rules of the NYSE MKT, unless that approval is obtained.

Third Party Beneficiaries

The Merger Agreement is not intended to confer upon any person other than TransDigm, Purchaser and Breeze-Eastern benefits or remedies, other than the rights of certain Breeze-Eastern directors and executive officers to indemnification and insurance as described above.

Enforcement

TransDigm, Purchaser and Breeze-Eastern have agreed that irreparable damage would occur if any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties are entitled to injunctive relief to prevent breaches of the Merger Agreement and to enforce specifically its terms. Notwithstanding the foregoing, if a termination fee is paid by Breeze-Eastern to TransDigm as described above, receipt of that fee will be the exclusive remedy available to TransDigm.

Tender and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, TransDigm and Purchaser entered into Tender and Support Agreements (the “Support Agreements”) with certain stockholders of Breeze-Eastern affiliated with Tinicum Incorporated and Wynnefield Capital, Inc. (the “Supporting Stockholders”). Pursuant to the Tender and Support Agreements, the Supporting Stockholders have agreed, solely in their capacities as stockholders of Breeze-Eastern, to tender all Shares beneficially owned by them in the Offer and otherwise support the Transactions, including by voting for matters necessary to consummate the Transactions and against matters that could materially delay or interfere with the Transactions. As of November 18, 2015, the Supporting Stockholders beneficially owned, in the aggregate, 5,421,284 Shares (or approximately 54.7% of all outstanding Shares as of such date). The Support Agreements will terminate upon certain events, including (a) any termination of the Merger Agreement in accordance with its terms and (b) upon a Change of Recommendation made in accordance with the terms of the Merger Agreement. In such case, any Shares tendered by the Supporting Stockholders would be returned to the Supporting Stockholders.

The foregoing description of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, which have been included as Exhibits (d)(2) and (3) to the Schedule TO and are incorporated herein by reference.

Non-Disclosure Agreement

Breeze-Eastern and TransDigm entered into a non-disclosure agreement, dated August 29, 2015, restricting TransDigm’s use and disclosure of confidential information it obtained in connection with its evaluation of a potential negotiated transaction with Breeze-Eastern. This non-disclosure agreement also included an 18-month “standstill” provision and provisions that restrict TransDigm’s ability to hire or solicit for hire Breeze-Eastern employees.

The foregoing description of the non-disclosure agreement does not purport to be complete and is qualified in its entirety by reference to the non-disclosure agreement, which has been included as Exhibit (d)(4) to the Schedule TO and is incorporated herein by reference.

13.	Purpose of the Offer and Plans for Breeze-Eastern; No Stockholder Approval; Appraisal Rights.

Purpose of the Offer and Plans for Breeze-Eastern. The purpose of the Offer is for TransDigm to acquire control of Breeze-Eastern and ultimately all of the outstanding Shares. The Offer, as the first step in the acquisition of Breeze-Eastern, is intended to facilitate the acquisition of Breeze-Eastern as promptly as practicable. TransDigm expects to complete the Merger as soon as practicable after completion of the Offer pursuant to Section 251(h) of the DGCL without a vote of Breeze-Eastern’s stockholders. The purpose of the Merger is to acquire all of the issued and outstanding Shares not tendered pursuant to the Offer. Pursuant to the Merger Agreement, each remaining issued and outstanding Share (other than Shares owned by TransDigm, Purchaser, Breeze-Eastern or any of their respective subsidiaries or held by Breeze-Eastern stockholders who properly exercise their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive the Merger Consideration, payable in cash, without interest and less any required withholding taxes.

If the Shares are not delisted prior to the Merger, we intend to cause the delisting of the Shares by the NYSE MKT promptly following consummation of the Merger. We intend to seek to cause Breeze-Eastern to terminate registration of the Shares under the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration, including the delisting of the Shares, are met. See Section 7—“Certain Effects of the Offer.”

Except as described above or elsewhere in this Offer to Purchase, including as contemplated in this Section 13—“Purpose of the Offer and Plans for Breeze-Eastern; No Stockholder Approval; Appraisal Rights” and Section 7—“Certain Effects of the Offer,” Purchaser has no present plans or proposals that would relate to or would result in: (i) any extraordinary transaction (such as a merger, reorganization or liquidation) involving Breeze-Eastern or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of Breeze-Eastern or any of its subsidiaries, (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Breeze-Eastern, (iv) any change in the present Breeze-Eastern Board or management, (v) any other material change in Breeze-Eastern’s corporate structure or business, (vi) any class of equity securities of Breeze-Eastern being delisted from a national securities exchange or (vii) any class of equity securities of Breeze-Eastern becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act.

No Stockholder Approval. If the Offer is consummated, we will not seek the approval of Breeze-Eastern’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action by the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after consummation of the Offer, without a stockholder vote or any other action by the stockholders of Breeze-Eastern, in accordance with Section 251(h) of the DGCL.

Appraisal Rights. No appraisal rights are available to Breeze-Eastern stockholders in connection with the Offer. However, if the Merger is consummated, a stockholder of Breeze-Eastern who has not tendered his, her or its Shares in the Offer and who has continued to hold his, her or its Shares at the time of the consummation of the Merger and otherwise complied with the applicable statutory procedures under Section 262 of the DGCL will be entitled to a judicial determination of the fair value of his, her or its Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of that fair value in cash, together with interest, if any, as specified in Section 262 of the DGCL. The value so determined could be more or less than, or the same as, the Offer Price.

If any Breeze-Eastern stockholder who demands appraisal under Section 262 of the DGCL fails to perfect or effectively withdraws or loses his, her or its right to appraisal and payment under the DGCL, that holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with the Merger Agreement.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of the Schedule 14D-9 (which date of mailing is December 3, 2015), deliver to Breeze-Eastern a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	otherwise comply with the provisions in Section 262 of the DGCL for perfecting appraisal rights thereafter.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, except with the prior written consent of TransDigm or as specifically contemplated or permitted by the Merger Agreement, Breeze-Eastern will not adjust, split, combine or reclassify its capital stock, will not make, declare or pay any dividend, and will not make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock.

If, on or after the date of this Offer to Purchase, the outstanding Shares are changed into a different number of Shares by reason of any stock split, division, subdivision, stock dividend, reverse stock split, consolidation, reclassification, recapitalization or similar transaction, the Offer Price will be adjusted to the extent appropriate.

15.	Certain Conditions of the Offer.

Notwithstanding any other provision of this Offer to Purchase or the Merger Agreement, neither TransDigm nor Purchaser will be required to accept for purchase or, subject to any applicable rules and regulations of the SEC, pay for, and TransDigm and Purchaser may delay the acceptance for purchase of, any Shares tendered pursuant to the Offer if the following conditions have not been satisfied:

(i) Minimum Tender Condition. Breeze-Eastern stockholders have validly tendered and not properly withdrawn prior to the expiration date (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL) a number of Shares that, together with the Shares then owned by TransDigm and its subsidiaries (including Purchaser), represents at least a majority of the then outstanding Shares on a fully diluted basis (the “Minimum Tender Condition”).

(ii) Other Conditions. None of the following conditions exists immediately before the expiration of the Offer:

(a) any waiting period under the HSR Act shall not have expired or shall not have been terminated, or all other required regulatory approvals shall not have been obtained.

(b) any governmental authority shall have enacted, issued, promulgated, enforced or entered any Restraint that makes illegal, enjoins or otherwise prohibits the consummation of the Offer, the Merger or any of the Transactions.

(c) since the date of the Merger Agreement, any change, event or occurrence has occurred that has had a Material Adverse Effect (as defined below).

(d) any representation or warranty of Breeze-Eastern set forth in Section 5.4(a) (Capitalization) of the Merger Agreement shall not be true and correct in all respects (except where the failure to be true and correct in all respects is, individually or in the aggregate, de minimis); any representation or warranty of Breeze-Eastern set forth the first sentence of Section 5.1 (Organization and Standing) or in Section 5.2 (Subsidiaries), 5.3 (Corporate Power and Authority), 5.4(b) (Capitalization), 5.6 (Brokerage and Other Fees), 5.11(i) (No Material Adverse Change; Ordinary Course Operations), 5.23 (Opinion of Financial Advisor), 5.24 (Board Recommendation; Section 251(h) Matters) or 5.25 (Takeover Laws) of the Merger Agreement is not true and correct in all material respects; or any other representation and warranty of Breeze-Eastern set forth in the Merger Agreement is not true and correct in all respects (except that representations and warranties that by their terms speak as of a specific date or time need only be true and correct as of that date or time), unless the failure of those representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifier set forth therein) has not, individually or in the aggregate, had a Material Adverse Effect.

(e) Breeze-Eastern has breached in any material respect any covenant, obligation or agreement to be performed prior to the Acceptance Date and that breach has not been cured.

(f) Breeze-Eastern has not furnished TransDigm with a certificate dated as of the Acceptance Date signed on its behalf by its Chief Executive Officer or another officer serving in such capacity to the effect that, to his knowledge, the conditions set forth in the preceding clauses (d) and (e) have not occurred.

(g) the Breeze-Eastern Board has made a Change in Recommendation.

(i) the Merger Agreement has been terminated in accordance with its terms.

(j) Purchaser and Breeze-Eastern have agreed that Purchaser will terminate the Offer or delay the acceptance of Shares thereunder.

The foregoing conditions are for the sole benefit of Purchaser and TransDigm and, subject to the Merger Agreement and rules and regulations of the SEC, may be asserted by Purchaser or TransDigm regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or TransDigm in whole or in part at any time and from time to time in their sole discretion, but nothing in the Merger Agreement will relieve any party from any obligation or liability that party has under the Merger Agreement and the Minimum Tender Condition may not be waived.

As used in the Merger Agreement, a “Material Adverse Effect” will be deemed to occur if any event, occurrence, fact, condition or change, individually or in the aggregate, that has occurred (x) that has or would be reasonably expected to have a material adverse effect on the business, results of operations or financial condition of Breeze-Eastern and its subsidiaries, taken as a whole, or (y) that has or would be reasonably expected to prevent or materially impair or delay the ability of Breeze-Eastern to perform its obligations under the Merger Agreement or to consummate the Transactions, but, with respect to clause (x), a Material Adverse Effect does not include (either alone or in combination) any change in or effect upon Breeze-Eastern or any of its subsidiaries directly or indirectly arising out of or attributable to: (i) conditions generally affecting the industry in which Breeze-Eastern and its subsidiaries operates or the U.S. economy as a whole or in any location where Breeze-Eastern or its subsidiaries have material operations; (ii) general economic conditions in the U.S. or any other country in the world in which Breeze-Eastern and its subsidiaries, taken as a whole, conduct material operations or have material sales or supplier relationships; (iii) conditions generally affecting the securities markets, credit markets, currency markets or other financial markets in the U.S. or any other country in the world in which Breeze-Eastern and its subsidiaries, taken as a whole, conduct material operations or have material sales or supplier relationships; (iv) acts of war, sabotage or terrorism or political conditions in the U.S. or any other country in the world in which Breeze-Eastern and its subsidiaries, taken as a whole, conduct material operations; (v) the Transactions, including the announcement or pendency of the Merger Agreement and the Transactions, including to the extent arising therefrom, (A) the termination of (or the failure to renew or enter into) contracts with actual or potential customers, suppliers, or disruption in the relationship of Breeze-Eastern with any of its customers, suppliers, distributors, venture partners, or other business partners, or (B) the loss or departure of any officer or employees of Breeze-Eastern; (vi) the taking of any action expressly approved or consented to by TransDigm in writing or otherwise taken at the request of TransDigm; (vii) the failure to take any action specifically prohibited by the Merger Agreement or otherwise agreed to in writing by TransDigm; (viii) any change in accounting requirements or principles or any change in applicable laws, or the interpretation of them; (ix) changes in the Share price or the trading volume of the Shares (but not, in each case, the underlying cause, unless the underlying cause was excepted by this definition); (x) failure by Breeze-Eastern to meet internal projections or forecasts, or published revenue or earnings predictions (but not, in each case, the underlying cause, unless the underlying cause was excepted by this definition); (xi) any actions or claims made or brought by any of the current or former Breeze-Eastern stockholders (or on their behalf or on behalf of Breeze-Eastern, but in any event only in their capacities as current or former stockholders) arising out of the Merger Agreement or the Transactions; or (xii) the payment of any amounts due to, or the provision of any other benefits to, any officers or employees under employment contracts, non-competition agreements, employee benefit plans, severance arrangements or other arrangements disclosed to TransDigm; but any event, change or effect referred to in clause (i), (ii), (iii) or (iv) will be taken into account in determining whether a Material Adverse Effect has occurred or would be reasonably expected to occur to the extent that the event, change or effect has a disproportionate effect on Breeze-Eastern and its subsidiaries, taken as a whole, compared to other participants in the industry in which Breeze-Eastern and its subsidiaries conduct their businesses (in which case, only such disproportionate effect will be taken into account).

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on its examination of publicly available information filed by Breeze-Eastern with the SEC and other available information concerning Breeze-Eastern, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Breeze-Eastern’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or TransDigm as contemplated herein. Should any such approval or other action be required or desirable, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” that approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if necessary approvals were not obtained or those other actions were not taken, adverse consequences might not result to Breeze-Eastern’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—“Certain Conditions of the Offer.”

Section 203 of the DGCL. Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder.

Breeze-Eastern has represented to TransDigm and Purchaser that the action of the Breeze-Eastern Board in approving the Offer, the Merger, the Support Agreements and the Transactions is sufficient to render inapplicable to the Merger Agreement and the Transactions, including the Merger, the Offer and the Support Agreements, the restrictions on “business combinations” (as defined by Section 203 of the DGCL). Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

State Takeover Statutes. A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, those states. Breeze-Eastern, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, Purchaser is not aware of any of these laws that will, by their terms, apply to the Offer or the Merger, and Purchaser has not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, Purchaser believes that there are reasonable bases for contesting such laws. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. Federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. Federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In 1988, a U.S. Federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Breeze-Eastern, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of the applicable statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for purchase or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Certain Conditions of the Offer.”

Competition Laws. Under the HSR Act, and the rules promulgated thereunder, certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The parties filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on November 24, 2015. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on December 9, 2015 (15 calendar days after such filings), unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. TransDigm and Purchaser do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Under the German Act against Restraints of Competition (“ARC”), acquisitions that are subject to merger control may not be consummated unless the German Federal Cartel Office (“FCO”) has cleared the acquisition or the relevant waiting period of one month (first phase) or four months (first and second phase together) have expired after submission of a complete notification and without the FCO having prohibited the transaction. The purchase of Shares pursuant to the Offer is subject to such German merger control. TransDigm filed the merger notification with the FCO on behalf of itself and Breeze-Eastern in connection with the purchase of Shares in the Offer and the Merger on November 20, 2015. The waiting period will expire at 11:59 p.m. Central European Time on December 21, 2015, unless earlier terminated by the FCO or unless the review period is extended. The waiting period may be extended into a second phase, expiring at 11:59 p.m. Central European Time on March 21, 2016, and may be further extended if (i) the parties agree to the extension of the review period, (ii) the parties have not fully complied with a request for additional information by the FCO, or (iii) the parties have offered conditions and obligations. The proceedings by the FCO may be restarted if the parties to the transaction voluntarily withdraw the filing and re-file their notification. TransDigm and Purchaser do not believe that the consummation of the Offer will result in a violation of any applicable antitrust and merger control laws. However, there can be no assurance that (i) a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be or that (ii) a conditional or unconditional clearance under merger control laws, will be granted.

See Section 12—“Merger Agreement; Other Agreements—The Merger Agreement—Consents and Approvals” for a description of the actions the parties have agreed to take, and the limitations on those actions, with respect to the required regulatory approvals discussed above.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as that paid in the Offer.

Litigation. Purchaser is not aware of any pending legal proceeding relating to the Offer.

The foregoing discussion of certain provisions of the DGCL and the Exchange Act is not a complete description of the DGCL or the Exchange Act or of those provisions thereof and is qualified in its entirety by reference to the DGCL and the Exchange Act.

17.	Fees and Expenses.

TransDigm has retained Georgeson Inc. as Information Agent in connection with the Offer, for which services Georgeson Inc. will receive customary compensation. The Information Agent may contact holders of Breeze-Eastern common stock by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward material relating to the Offer to beneficial owners of Shares. TransDigm will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. TransDigm has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer.

In addition, TransDigm has retained Computershare Trust Company, N.A., as the Depositary in connection with the Offer. TransDigm will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws.

Except as set forth above, neither TransDigm nor Purchaser will pay any commissions or fees to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. TransDigm or Purchaser will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Offer is being made solely by this Offer to Purchase and the accompanying Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of Shares, except holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of that jurisdiction. In those jurisdictions in which applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of those jurisdictions to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of TransDigm or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, that information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee will be deemed to be the agent of TransDigm, Purchaser, the Depositary or the Information Agent for purposes of the Offer.

TransDigm and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Breeze-Eastern has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Breeze-Eastern Board with respect to the Offer and the reasons for that recommendation and furnishing certain additional related information. A copy of those documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—“Certain Information Concerning Breeze-Eastern” above.

HOOK ACQUISITION SUB INC.

December 3, 2015

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF TRANSDIGM AND PURCHASER

1. Directors and Executive Officers of TransDigm. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of TransDigm are set forth below. The business address and telephone number of each director and officer are care of TransDigm, 1301 East 9th Street, Suite 3000, Cleveland, Ohio 44114 and (216) 706-2960, respectively. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with TransDigm. None of the directors and officers of TransDigm listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Except as noted below, all directors and officers listed below are citizens of the United States. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History
*William Dries	Mr. Dries was named a director of TransDigm in April 2011. Mr. Dries was licensed as a certified public accountant (currently on inactive status). From 2002 until 2011, Mr. Dries was Senior Vice President and Chief Financial Officer of EnPro Industries, Inc., a manufacturer of engineered industrial products. Prior to that, Mr. Dries was employed by United Dominion Industries, Inc. and Ernst & Young LLP. Mr. Dries is a director of Polypore International, Inc., an NYSE-listed manufacturer of polymer-based membranes. Mr. Dries is also a director of NN Inc., a Nasdaq-listed manufacturer of precision bearing and metal components, where he is chair of the audit committee.

*Mervin Dunn	Mr. Dunn was named a director of TransDigm in September 2007. Mr. Dunn is the President and Chief Executive Officer of Merv Dunn Management & Consulting, LLC, a private management consulting company, and Co-Chairman of the Board of Futuris Group of Companies Ltd, a privately-held Australian automotive supplier. Mr. Dunn was the Chief Executive Officer of Commercial Vehicle Group, Inc., a NASDAQ-listed supplier of systems for the commercial vehicle market, from November 1999 through May 2013. Mr. Dunn was also a director of Commercial Vehicle Group, Inc. through May 2013.

*Michael S. Graff	Mr. Graff was named a director of TransDigm in July 2003. Mr. Graff has served as a member and managing director of Warburg Pincus LLC and as a general partner of Warburg Pincus & Co., a private equity firm, since October 2003. Mr. Graff served as an advisor to Warburg Pincus LLC from July 2002 until October 2003. Prior to joining Warburg Pincus, Mr. Graff was President and Chief Operating Officer of Bombardier Aerospace, an aerospace manufacturer. Mr. Graff is a director of Builders FirstSource, Inc., a NASDAQ-listed manufacturer and distributor of building products, and Polypore International, Inc., an NYSE-listed manufacturer of polymer-based membranes. Mr. Graff is also a director of several privately held companies.

*Sean P. Hennessy	Mr. Hennessy was named a director of TransDigm in April 2006. Mr. Hennessy has served as the Chief Financial Officer of The Sherwin Williams Company, a manufacturer and distributor of coatings and related products, since 2001. Mr. Hennessy is a certified public accountant.

Name	Current Principal Occupation or Employment and Five-Year Employment History
*W. Nicholas Howley	Mr. Howley was named Chairman of the Board of Directors in July 2003 and is currently President and Chief Executive Officer of TransDigm. Mr. Howley was a founder of TransDigm Inc. and served as President and/or Chief Executive Officer of TransDigm since its inception in 2003 and of TransDigm Inc. since December 1998. Mr. Howley is a director of some privately held companies. Mr. Howley was previously a director of Polypore International, Inc., an NYSE-listed manufacturer of polymer-based membranes through November 2012. Through October 2011, Mr. Howley was a director of Satair A/S, a subsidiary of Airbus, and a distributor of aerospace products, including parts manufactured by subsidiaries of TransDigm (“Satair”).

*Douglas W. Peacock	Mr. Peacock was named a director of TransDigm in July 2003. Mr. Peacock was a founder of TransDigm Inc. and served as its President from 1993 to 1998, its Chief Executive Officer from 1993 to 2001 and its Chairman from 1993 until July 2003. Mr. Peacock has also previously served as a director of privately held companies.

*Robert Small	Mr. Small was named a director of TransDigm in March 2010. Mr. Small has been a Managing Director of Berkshire Partners LLC (“Berkshire”), a private equity investment firm, since 2000 and initially joined the firm in 1992. Since its inception in 2007, Mr. Small has directed Stockbridge Partners LLC, a specialized investment group within Berkshire focused on marketable securities. Mr. Small was formerly a director of Hexcel Corporation, a composite materials producer primarily for aerospace and wind energy applications, and other privately held companies.

*John Staer	Mr. Staer was named a director of TransDigm in January 2012. Mr. Staer retired as the Chief Executive Officer of Satair on December 31, 2013, having served as such since 1994. Mr. Staer is a director of Ambu A/S, a Danish public company that is a manufacturer of hospital and rescue service equipment, and Dalhoff Larsen & Horneman A/S, a Danish public company that is a supplier of timber and wood products.

*Raymond F. Laubenthal	Mr. Laubenthal was named a director of TransDigm in December 2014. Mr. Laubenthal retired as President and Chief Operating Officer of TransDigm Inc. on December 31, 2014, having served in that position since 2005.

Robert S. Henderson	Mr. Henderson was appointed Chief Operating Officer—Airframe in October 2014. Prior to that, Mr. Henderson served as Executive Vice President from December 2005 to October 2014, and as President of the AdelWiggins Group, a division of TransDigm Inc., from August 1999 to April 2008.

Kevin Stein	Mr. Stein was appointed Chief Operating Officer—Power in October 2014. Prior to that, Mr. Stein served as Executive Vice President and President of the Structurals division of Precision Castparts Corp. from November 2011 to October 2014 and Executive Vice President and President of the Fasteners division of Precision Castparts Corp. from January 2009 through November 2011.

Terrance M. Paradie	Mr. Paradie was appointed Executive Vice President and Chief Financial Officer in April 2015. Prior to that, Mr. Paradie held various titles since 2007 at Cliffs Natural Resources Inc., a NYSE-listed international mining company, including Chief Financial Officer (from October 2012 to April 2015) and Executive Vice President (from March 2013 to April 2015).

Name	Current Principal Occupation or Employment and Five-Year Employment History
Gregory Rufus	Mr. Rufus was appointed Senior Executive Vice President in April 2015. Prior to that, Mr. Rufus served as Executive Vice President, Chief Financial Officer and Secretary from December 2005 to April 2015. He served as Vice President and Chief Financial Officer from July 2003 through December 2005 and as Vice President and Chief Financial Officer of TransDigm Inc. from August 2000 through October 2005.

Bernt G. Iversen II	Mr. Iversen was appointed Executive Vice President—Mergers & Acquisitions and Business Development of TransDigm and TransDigm Inc. in May 2012. Prior to that he served as Executive Vice President of TransDigm and TransDigm Inc. since December 6, 2010. Prior to that, he was President of Champion Aerospace LLC, a wholly-owned subsidiary of TransDigm Inc., from June 2006.

James Skulina	Mr. Skulina was appointed Executive Vice President in January 2012. Prior to that, Mr. Skulina served as President of the Aero Fluid Products division of AeroControlex Group, Inc., a wholly-owned subsidiary of TransDigm Inc., from September 2009 to December 2011, and as Controller of TransDigm Inc., from August 2007 to August 2009.

Peter Palmer	Mr. Palmer was appointed Executive Vice President in February 2012. Prior to that, Mr. Palmer served as President of AdelWiggins Group, a division of TransDigm Inc., from April 2010 to February 2012, and as President of CEF Industries, LLC, a wholly-owned subsidiary of TransDigm Inc., from June 2008 to March 2010.

John Leary	Mr. Leary was appointed Executive Vice President in May 2012. Prior to that, he served as President of Hartwell Corporation, a wholly-owned subsidiary of TransDigm Inc., from October 2011 to May 2012, and as President of Adams Rite Aerospace, Inc., a wholly-owned subsidiary of TransDigm Inc., from June 1999 to September 2011.

Jorge Valladares III	Mr. Valladares was appointed Executive Vice President in October 2013. Prior to that, Mr. Valladares served as President of AvtechTyee, Inc. (formerly Avtech Corporation), a wholly-owned subsidiary of TransDigm Inc., from August 2009 to September 2013, and as President of AdelWiggins Group, a division of TransDigm Inc., from April 2008 to July 2009.

Roger V. Jones	Mr. Jones was appointed Executive Vice President in October 2015. Prior to that, Mr. Jones served as President of AeroControlex, a wholly-owned subsidiary of TransDigm Inc., from September 2009 to October 2015.

Joel Reiss	Mr. Reiss was appointed Executive Vice President in October 2015. Prior to that, Mr. Reiss served as President of Hartwell Corporation, a wholly-owned subsidiary of TransDigm Inc., from May 2012 to October 2015, and as President of Skurka Aerospace, also a wholly-owned subsidiary of TransDigm Inc., from July 2010 to May 2012.

2. Directors and Executive Officers of Purchaser. The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. The business address and telephone number of each director and officer are care of TransDigm, 1301 East 9th Street, Suite 3000, Cleveland, Ohio 44114 and (216) 706-2960, respectively. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with TransDigm. None of the directors and officers of Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. Except as noted below, all directors and officers listed below are citizens of the United States.

Name	Current Principal Occupation or Employment and Five-Year Employment History
Terrance M. Paradie	Mr. Paradie was appointed Executive Vice President and Chief Financial Officer of TransDigm in April 2015. Prior to that, Mr. Paradie held various titles since 2007 at Cliffs Natural Resources Inc., a NYSE-listed international mining company, including Chief Financial Officer (from October 2012 to April 2015) and Executive Vice President (from March 2013 to April 2015).

Mr. Paradie is a Director and President of Purchaser.

Halle Terrion	Ms. Terrion was appointed General Counsel and Chief Compliance Officer of TransDigm in March 2012. In April 2015, Ms. Terrion also became Secretary. Prior to 2012, Ms. Terrion was a partner at Baker & Hostetler LLP.

Ms. Terrion is a Director and Secretary of Purchaser.

Sean Maroney	Mr. Maroney is Treasurer of TransDigm and TransDigm Inc. Prior to that, he was Director of Corporate Treasury.

Mr. Maroney is Treasurer of Purchaser.

The Letter of Transmittal and Share Certificates and any other required documents should be sent or delivered by each record stockholder or the stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary. Stockholders submitting Share Certificates representing Shares to be tendered must deliver those Share Certificates together with the Letter of Transmittal and any other required documents by mail or overnight courier. Facsimile copies of Share Certificates or Letters of Transmittal will not be accepted. The Letter of Transmittal and Share Certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

For Registered and Overnight Mail: Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer 250 Royall Street Suite V Canton, MA 02021	For First Class Mail: Computershare Trust Company, N.A. Attn Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011

Questions or requests for assistance may be directed to the Information Agent at the telephone number, email address and address set forth below. Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be addressed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

All Stockholders, Banks and Brokers:

Call Toll Free: (866) 203-9401

Email: Breeze-Eastern@georgeson.com